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                          June 3, 2021

       Paul A. Wagner, Ph.D.
       Chief Executive Officer
       Forte Biosciences, Inc.
       1124 W Carson Street MRL Building 3-320
       Torrance, California 90502

                                                        Re: Forte Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 28, 2021
                                                            File No. 333-256611

       Dear Dr. Wagner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Tom Hornish